UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

RGC Resources, Inc.
(Name of Issuer)
Common Stock, $5.00 par value per share
(Title of Class of Securities)
74955 L 103
(CUSIP Number)

Anita G. Zucker

c/o The Inter Tech Group, Inc.

4838 Jenkins Avenue

North Charleston, SC 29405

843-744-5174

With a copy to:

Christopher J. Hubbert, Esq.

1375 East Ninth Street, 29th Floor

Cleveland, OH 44114

216-736-7215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Anita G. Zucker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,381,227 shares of common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,381,227 shares of common stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,381,227 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D relates to shares of the common stock, $5.00 par value per share (the “Shares”), of RGC Resources, Inc. (the “Company”), a Virginia corporation with offices at 519 Kimball Avenue, N.E., Roanoke, Virginia 24016, beneficially owned by Anita G. Zucker. Mrs. Zucker is amending her Schedule 13D to reflect her current ownership of Shares of the Company.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares reported in this Schedule 13D were purchased by The Article 6 Marital Trust, under The First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007 (the “Zucker Trust”), using its available funds. The total amount paid by the Zucker Trust was $20,299,467.

Item 4. Purpose of Transaction.

The Zucker Trust acquired the Shares for investment purposes. Mrs. Zucker and the Zucker Trust will continue to review the performance of and prospects for this investment and their investment alternatives. As part of the ongoing review of their investments in the Shares, they may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Company or the disposition of securities of the Company in the open market or in privately negotiated transactions. They may also explore other alternatives with respect to their investments in the Shares, including but not limited to an extraordinary corporate transaction involving the Company, changes in the present board of directors or management of the Company, or changes in the Company’s business or corporate structure. As described in Item 6 below, the Company has agreed to add Robert B. Johnston to the Company’s board of directors. Mr. Johnston serves as the executive vice president and chief strategy officer for The InterTech Group, Inc., a company affiliated with Mrs. Zucker and the Zucker Trust. Although this paragraph reflects activities presently contemplated by Mrs. Zucker and the Zucker Trust with respect to the Company, their plans are subject to change at any time.

Item 5. Interest in Securities of the Issuer.

The Zucker Trust owns 1,381,227 Shares, or 14.1% of the Company’s outstanding Shares based on 1,381,227 Shares outstanding. Mrs. Zucker, as trustee of the Zucker Trust, has sole voting, investment and dispositive power with respect to the Zucker Trust’s Shares.

On March 28, 2022, the Zucker Trust entered into a purchase agreement (the “Purchase Agreement”) with the Company and acquired 1.0 million Shares for a purchase price of $20.00 per share. The Shares were offered and sold through direct negotiations between the Company and the Zucker Trust pursuant to a prospectus supplement dated March 28, 2022 and accompanying base prospectus dated February 14, 2020 under the Registration Statement on Form S-3 (File No. 333-236275) filed by the Company with the Securities and Exchange Commission on February 5, 2020 and declared effective on February 14, 2020.

In addition to the Shares acquired pursuant to the Purchase Agreement, the Zucker Trust acquired 13,875 Shares listed in the table below in open market transactions through its broker. Neither Mrs. Zucker nor the Zucker Trust has effected any other transactions in the Shares of the Company during the past sixty days.

Date	Shares Acquired	Price Per Share
2/7/2022	4,785	$21.72
2/8/2022	3,000	$21.66
2/8/2022	1,500	$21.61
2/9/2022	1,500	$21.50
2/10/2022	1,500	$21.33
2/14/2022	1,500	$21.32
2/14/2022	90	$21.30

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Under the terms of the Purchase Agreement, the Zucker Trust has agreed to not sell or otherwise dispose of or transfer any of the 1.0 million Shares it purchased from the Company for a period of 90 days. In addition, the Purchase Agreement obligates the Company to, within ten business days of closing, increase the number of Class B directors on the Company’s board of directors by one and, subject to the board’s exercise of its fiduciary duties in good faith, appoint Robert Johnston to serve as a Class B director. Thereafter, the board, subject to the exercise of its fiduciary duties in good faith, is required to nominate Mr. Johnston or a replacement nominee designated by the Zucker Trust for election by the shareholders to serve as a director of the Company for so long as the Zucker Trust beneficially owns more than 1.0 million Shares.

This summary description of the Purchase Agreements is not complete and is qualified in its entirety by reference to the full text of the form Purchase Agreement filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 28, 2022, which exhibit is incorporated into this Schedule 13D by reference.

Item 7. Material to be Filed as Exhibits.

The form Purchase Agreement filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 28, 2022 is incorporated as an exhibit to this Schedule 13D by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 1, 2022

/s/ Anita G. Zucker

Anita G. Zucker

Individually and as Trustee for The Article 6 Marital Trust